SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 8, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K a press release announcing that the Company and SUNTORY Limited have agreed to create the leading HOD company in the United States.

Paris, 4th September 2003

Groupe DANONE and SUNTORY Limited agreed

to create the leading HOD Company in the United States

Groupe DANONE and SUNTORY Limited have signed an agreement to create a joint venture, which will include all of the activities of SUNTORY Water Group and the Home and Office Delivery bottled water activities of Danone Waters of North America in the United States.

Each of Groupe DANONE and SUNTORY Limited will have an equal holding in the new entity. The company’s senior management team will be composed of senior managers from both Suntory Water Group and Danone Water North America and managers being recruited, including a new CEO. The name of the CEO will be announced shortly.

With leading regional brands including Crystal Springs, Sparkletts, Alhambra, Kentwood Springs, Hinckley Springs, Belmont Springs and Sierra Springs, the joint venture will be the leading HOD water company in the United States with a strong national presence and broad geographic exposure.

With sales in excess of $800 million, the joint venture will also become the world’s No. 1 HOD Company by revenue.

Franck Riboud, Groupe DANONE’s Chairman and Chief Executive Officer, said, “This agreement between Groupe DANONE and SUNTORY Limited creates the preeminent HOD water company in the United States. The new company will have a solid national platform with a complete and diverse product portfolio that offers unique prospects for profitable growth in the U.S. The joint venture will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own.”

In only a few years, Groupe DANONE has acquired leading positions in the HOD market: n°1 in Canada, China, Indonesia, Turkey and Argentina, and it is also a major player in Mexico, the world’s leading market in volume. In April of 2003, Groupe DANONE signed an agreement with Eden Springs to create Europe’s n°2 HOD Company. With this transaction, Groupe DANONE is strengthening its position as the worldwide HOD leader.

Suntory Water Group is a subsidiary of Suntory Limited, Japan’s leading producer of alcoholic and non-alcoholic beverage.

JP Morgan Chase and Lazard advised Groupe Danone, and Suntory was advised by Citigroup Salomon Smith Barney.

The closing of the transaction is subject to the satisfaction of customary conditions and is expected to close in the Fall of 2003.

For US contacts

Matthew Sherman

Joele Frank, Wilkinson Brimmer Katcher

+1 212 355 4449

For others

Groupe DANONE, Head of Communication T : 33 1 44 35 20 74/75

This report contains certain forward-looking statements about future expectations, including without limitation certain statements made regarding the joint venture’s sales, revenue and performance. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: (i) the risks of actual or alleged contamination or deterioration of food products; (ii) changes in economic trends and seasonality; (iii) changes in exchange rates, including particularly the exchange rate of the euro to non-euro zone currencies; (iv) pricing and availability of raw materials; (v) increasing levels of competition in France and other international prepared food and beverage markets; (vi) customers and market concentration; (vii) changes in laws and regulations; (viii) risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability; and (ix) general competitive and market factors on a global, regional and/or national basis.

For a more detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2003. The forward-looking statements contained in this press release speak only as of its date, and Groupe Danone undertakes no obligation, except as required by law, to update or revise any forward-looking statement to reflect new information or subsequent events or circumstances.

For US contacts

Matthew Sherman

Joele Frank, Wilkinson Brimmer Katcher

+1 212 355 4449

For others

Groupe DANONE, Head of Communication T : 33 1 44 35 20 74/75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: September 8, 2003	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Office

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